NATIONAL BANK
FINANCIAL GROUP



082-03764
SUPPL

National Bank of Canada

RECEIVED
2010 MAR 19 A 7:26

REPORT TO SHAREHOLDERS

FIRST QUARTER 2010

National Bank releases its results for the first quarter of 2010

Highlights:

- Net income of $215 million in the first quarter of 2010 compared to net income of $69 million in the first quarter of 2009;
- Diluted earnings per share of $1.22 in the first quarter compared to diluted earnings per share of $0.36 in the same quarter of 2009;
- A $75 million settlement as part of an agreement affecting the entire asset-backed commercial paper industry;
- Tier 1 capital ratio of 12.5% as at January 31, 2010 compared to 10.7% as at October 31, 2009.

Highlights excluding specified items[(1)]:

- Net income of $268 million in the first quarter of 2010, up 6% from net income of $253 million in the same quarter of 2009;
- Diluted earnings per share of $1.55 in the first quarter of 2010, up 3% from $1.51 in the same quarter of 2009;
- Return on shareholders' equity of 18.0%.

(1) The financial reporting method is explained in detail on page 3.

MONTREAL, February 25, 2010 – National Bank reports net income of $215 million in the first quarter of 2010 compared to net income of $69 million in the same quarter of 2009. Diluted earnings per share stood at $1.22 versus $0.36 for the same quarter of 2009. The quarterly results include a $75 million administrative penalty related to asset-backed commercial paper (ABCP), $3 million in after-tax charges related to holding ABCP, as well as a $25 million reversal of a provision for income tax contingencies. In the first quarter of 2009, the Bank had recorded $184 million in after-tax ABCP-related charges.

Excluding specified items, first quarter 2010 net income would have totalled $268 million compared to $253 million in the first quarter of 2009, for a 6% increase. Diluted earnings per share would have been $1.55, up 3% from $1.51 in the same quarter of 2009.

"The first quarter results for 2010 reveal sound growth in loan volumes, the quality of the credit portfolio, and a sustained contribution from the Financial Markets segment. With a capital base ratio of 12.5% as at January 31, 2010, we have more than sufficient capital to pursue the *One client, one bank* transformation plan at a steady pace. Many new employees were hired this past year, and we are continuing to deploy numerous initiatives to improve our operational systems and branch network," said the Bank's President and Chief Executive Officer, Louis Vachon.

Financial Indicators

	Results Q1 2010	Results excluding specified items[(1)]
Growth in diluted earnings per share		3%
Return on common shareholders' equity	14.3%	18.0%
Tier 1 capital ratio under Basel II	12.5%	12.5%
Dividend payout ratio	43%	40%

(1) See "Financial Reporting Method" on page 3.



Personal and Commercial

- There was sustained growth in revenues, which totalled $593 million in the first quarter, up $24 million or 4% from the first quarter of 2009.
- Substantial investments in client service improvements continued, in particular staff hirings.
- Net income was $139 million, up 2% from $136 million in the first quarter of 2009.
- Despite the economic environment, the quality of the loan portfolio was maintained, as reflected by a $9 million increase in the segment's provision for credit losses, which rose to $54 million for the quarter.
- Consumer and business loan volumes experienced sustained growth, rising 7%, with the strongest growth coming from consumer loans.
- Net interest margin improved, standing at 2.52% in the first quarter of 2010 versus 2.46% in the preceding quarter. Compared to the first quarter of 2009, net interest margin was down 7 basis points due in large part to lower interest rates that reduce the spread on deposits.

Wealth Management

- Total first quarter revenues of $193 million versus $195 million in the first quarter of 2009, mainly due to a narrower net interest margin on deposits, partly offset by revenues generated from an increase in assets under management and administration.
- Excluding net interest income, other revenues were up $11 million or 7%, mostly as a result of robust brokerage activities and mutual fund revenues.
- At $155 million for the first quarter of 2010, the segment's operating expenses rose $9 million due to an increase in compensation associated with higher securities brokerage commission revenues.

Financial Markets

- There was excellent performance in the Financial Markets segment, with quarterly net income of $144 million compared to $74 million in the same quarter of 2009.
- Revenue growth was strong across all activities. Trading revenues were up 12%, mainly due to the revenues from equity securities and fixed-income securities. Financial market fees rose 7%, and gains on securities increased $26 million to total $35 million. Revenues from banking services grew 24%, and revenues from asset-liability management also contributed to the increase in the segment's revenues.
- First quarter operating expenses fell $3 million to total $160 million.

Other

- For the *Other* heading of segment results, there was a first quarter net loss of $91 million versus a net loss of $172 million in the same quarter of 2009. The results for first quarter 2010 include a net charge of $75 million attributable to an administrative penalty, $3 million in after-tax charges related to holding ABCP, and a $25 million reversal of a provision for income tax contingencies. In the first quarter of 2009, the Bank had recorded $184 million in net ABCP-related charges.
- Excluding specified items, there was a net loss of $38 million in the first quarter compared to a net gain of $12 million for the first quarter of 2009, mainly as a result of lower revenues from securitization activities.

Capital Management

- As of November 1, 2009, the Bank has adopted the Advanced Internal Rating-Based Approach (AIRB Approach) for credit risk.
- Under the AIRB Approach, the Tier 1 capital ratio and total capital ratio were 12.5% and 16.1%, respectively, as at January 31, 2010; as at October 31, 2009, under the Standardized Approach of Basel II, these same ratios were 10.7% and 14.3%, respectively.

FINANCIAL REPORTING METHOD

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net income and other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies.

Financial Information
(unaudited) (millions of dollars)

	Notes	Quarter ended		
		January 31, 2010	January 31, 2009	%
Personal and Commercial		139	136	2
Wealth Management		23	31	(26)
Financial Markets		144	74	95
Other		(91)	(172)	
Net income		215	69	
Plus: Charges related to holding ABCP	1	3	98	
Plus: Administrative penalty related to ABCP	2	75	–	
Plus: Charge related to commitments to extend credit to clients holding ABCP	3	–	86	
Net income excluding the impact of ABCP		293	253	16
Less: Reversal of a provision for income tax contingencies	4	(25)	–	
Net income excluding specified items		268	253	6
Diluted earnings per common share		$ 1.22	$ 0.36	
Plus: Charges related to holding ABCP	1	0.02	0.61	
Plus: Administrative penalty related to ABCP	2	0.46	–	
Plus: Charge related to commitments to extend credit to clients holding ABCP	3	–	0.54	
Diluted earnings per common share excluding the impact of ABCP		$ 1.70	$ 1.51	13
Less: Reversal of a provision for income tax contingencies	4	(0.15)	–	
Diluted earnings per common share excluding specified items		$ 1.55	$ 1.51	3
Return on common shareholders' equity				
Including specified items		14.3%	4.6%	
Excluding specified items		18.0%	19.3%	

(1) During the quarter ended January 31, 2010, the following items, net of income taxes, were recognized in relation to the holding of ABCP: a $1 million loss on economic hedge transactions (2009: $1 million) and financing costs of $2 million (2009: $7 million). During the quarter ended January 31, 2009, the Bank had also recognized the following ABCP-related items, net of income taxes: a $129 million loss on available-for-sale securities, $41 million in interest received or receivable and $2 million in professional fees.
(2) During the quarter ended January 31, 2010, a $75 million administrative penalty was recognized as part of a settlement of an ABCP industry-wide agreement.
(3) During the quarter ended January 31, 2009, an $86 million provision, net of income taxes, for credit losses related to commitments to extend credit to clients holding ABCP was recognized.
(4) During the quarter ended January 31, 2010, an income tax provision was reversed as a result of a revaluation of future income tax liabilities.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, National Bank of Canada (the Bank) makes written and oral forward-looking statements, such as those contained in the "Major Economic Trends and Outlook" section and under the "Medium-term objectives" heading in the "Overview" section of the 2009 Annual Report, in other filings with Canadian securities regulators and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2010 and the objectives it has set for itself for that period. These forward-looking statements are made pursuant to the "safe harbour" provisions of Canadian and U.S. securities legislation. They include, among others, statements with respect to the economy—particularly the Canadian and U.S. economies—market changes, observations regarding the Bank's objectives and its strategies for achieving them, Bank projected financial returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "outlook," "believe," "anticipate," "estimate," "project," "expect," "intend," "plan," and terms and expressions of similar import.

By their very nature, such forward-looking statements require assumptions to be made and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2010 and how that will affect the Bank's business are among the main factors considered in setting the Bank's strategic priorities and objectives and in determining its financial targets, including provisions for credit losses. There is a likelihood that personal and commercial bankruptcies will increase in the coming quarters, a consequence of the financial and credit crisis that marked 2009. In determining its expectations for economic growth, both broadly and in the financial services sector in particular, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are major factors it considers when establishing its effective tax rate. There is a strong possibility that express or implied projections contained in such statements will not materialize or will not be accurate. The Bank recommends that readers not place undue reliance on these statements, as a number of factors, many of which are beyond the Bank's control, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These factors include the management of credit, market and liquidity risks; the strength of the Canadian and U.S. economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial proceedings, regulatory proceedings or claims, class actions or other recourses of various nature; the situation with respect to asset-backed commercial paper (ABCP), in particular the realizable value of underlying assets; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to ensure access to the infrastructure essential to the Bank's business as well as other factors that may affect future results, including changes in trade policies; timely development of new products and services; changes in estimates relating to reserves; changes in tax laws; technological changes; unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition, or liquidity.

The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2009 Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.

The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

For more information:

Patricia Curadeau-Grou
Chief Financial Officer and
Executive Vice-President
Finance, Risk and Treasury
514-394-6619

Jean Dagenais
Senior Vice-President
Finance, Taxation and
Investor Relations
514-394-6233

Denis Dubé
Senior Director
Public Relations
514-394-8644

Hélène Baril
Senior Director
Investor Relations
514-394-0296

HIGHLIGHTS

(unaudited) (millions of dollars)

Quarter ended	January 31, 2010	January 31, 2009	% Change
Operating results			
Total revenues	$ 1,077	$ 876	23
Total revenues adjusted for non-controlling interest[1]	1,082	887	22
Net income	215	69	
Return on common shareholders' equity	14.3 %	4.6 %	
Per common share (dollars)			
Earnings – basic	$ 1.23	$ 0.36	
Earnings – diluted	1.22	0.36	
EXCLUDING SPECIFIED ITEMS[2]			
Operating results			
Total revenues	$ 1,082	$ 1,019	6
Total revenues adjusted for non-controlling interest[1]	1,087	1,030	6
Net income	268	253	6
Return on common shareholders' equity	18.0 %	19.3 %	
Per common share (dollars)			
Earnings – basic	$ 1.56	$ 1.51	
Earnings – diluted	1.55	1.51	
Per common share (dollars)			
Dividends declared	$ 0.62	$ 0.62	
Book value	34.63	30.54	
Stock trading range			
High	64.62	45.95	
Low	56.51	25.62	
Close	56.51	34.22	

	As at January 31, 2010	As at October 31, 2009	% Change
Financial position			
Total assets	$ 134,125	$ 132,138	2
Loans and acceptances[3]	60,100	58,370	3
Deposits	75,892	75,170	1
Subordinated debentures and shareholders' equity	8,715	8,494	3
Capital ratios – BIS under Basel II			
Tier 1	12.5 %[4]	10.7 %[5]	
Total	16.1 %[4]	14.3 %[5]	
Capital ratios – BIS under Basel I			
Tier 1	11.7 %	11.5 %	
Total	15.5 %	15.2 %	
Impaired loans, net of specific and general allowances	(199)	(233)	
As a % of loans and acceptances	(0.3)%	(0.4)%	
Assets under administration/management	211,693	192,551	
Total personal savings	109,247	106,458	
Interest coverage	8.56	7.99	
Asset coverage	4.29	4.19	
Other information			
Number of employees	17,946	17,747	1
Number of branches in Canada	444	445	–
Number of banking machines	855	855	–

(1) Adjusted for gains or losses mainly attributable to third parties.
(2) See "Financial Reporting Method" on page 3.
(3) Net of securitized assets.
(4) Calculated using the AIRB Approach.
(5) Calculated using the Standardized Approach.

FINANCIAL CONDITION AND OPERATING RESULTS

February 24, 2010 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in National Instrument 51-102, *Continuous Disclosure Obligations*, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements prepared for the first quarter of 2010. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website (www.sedar.com) and the Bank's website (www.nbc.ca).

Analysis of Results

Consolidated Results

National Bank reported net income of $215 million for the first quarter of 2010 compared to $69 million in the first quarter of 2009. Diluted earnings per share were $1.22 versus $0.36 for the same quarter of 2009. The first quarter 2010 results include a $75 million administrative penalty related to asset-back commercial paper (ABCP), $3 million in after-tax charges related to holding ABCP, and a $25 million reversal of a provision for income tax contingencies. In the first quarter of 2009, the Bank had recorded $184 million in after-tax ABCP-related charges.

Excluding specified items, the 2010 first quarter net income would have totalled $268 million compared to $253 million in the first quarter of 2009, for an increase of 6%. Diluted earnings per share would have been $1.55, up 3% from $1.51 in the same quarter of 2009.

Return on common shareholders' equity was 14.3% in the first quarter of 2010 compared to 4.6% in the same quarter of 2009. Excluding specified items, return on common shareholders' equity would have been 18.0% in the first quarter of 2010 compared to 19.3% in the same quarter of 2009.

Total Revenues

The Bank's first quarter total revenues stood at $1,077 million compared to $876 million in the first quarter of 2009. Including non-controlling interest, first quarter total revenues were $1,082 million compared to $887 million for the same quarter of 2009, an increase of $195 million or 22%. Much of this increase owes to a $190 million loss on available-for-sale securities related to ABCP that was recorded in the first quarter of 2009. Excluding this loss, gains on securities increased $22 million to total $35 million in the first quarter of 2010. Trading activity revenues totalled $114 million in the first quarter of 2010, up $3 million from the same quarter last year. Securities brokerage commissions stood at $61 million, an $8 million increase that stems from a rebound in brokerage activity. Lending fees totalled $39 million, for a $14 million increase arising mainly from fees collected on loan prepayments. In addition, revenues from acceptances and letters of credit and guarantee rose $13 million as a result of increased financing to commercial clients through this type of product.

On the other hand, securitization revenues fell $23 million to total $75 million in the first quarter of 2010 due to a decline in new securitization volumes. Foreign exchange revenues were also down in the first quarter of 2010, falling from $30 million to $24 million as a result of more volatile foreign exchange rates in the same quarter last year. Lastly, trust service and mutual fund fees increased $12 million to total $91 million due to an increase in the value of assets under management and administration.

Operating Expenses

In the first quarter of 2010, operating expenses totalled $754 million, up $109 million when compared to the first quarter of 2009. The change stems mainly from a $75 million administrative penalty related to ABCP. Salaries and staff benefits were up $28 million due to the hiring of additional staff in the second half of 2009 for client service improvements and to process reviews and changes to operational systems. As for the other expense items, only technology and professional fees increased due to investments made to improve distribution platforms.

Provision for Credit Losses

For the first quarter of 2010, the Bank recorded a $43 million provision for credit losses, $121 million less than during the same quarter last year. Excluding the $126 million provision related to commitments to extend credit to clients holding ABCP recorded in the first quarter of 2009, the first quarter provision for credit losses increased $5 million, year over year. Most of this increase was attributable to losses on personal loans and credit card receivables.

As at January 31, 2010, gross impaired loans totalled $453 million, a $131 million increase since January 31, 2009. The increase stems mainly from corporate loans, for an amount of $51 million, and commercial loans, for an amount of $66 million. As at January 31, 2010, the allowance for credit losses exceeded gross impaired loans by $199 million versus $233 million as at October 31, 2009.

Income Taxes

Income taxes for the first quarter of 2010 stood at $53 million compared to a $7 million income tax recovery in the same quarter of 2009 and an income tax expense of $69 million in the previous quarter. The tax rate for the first quarter of 2010 was 19% compared to 20% in the fourth quarter of 2009. Income taxes for the quarter include a $25 million reversal of a provision for income tax contingencies, offset by the tax impact of the ABCP-related administrative penalty.

Results by Segment

Personal and Commercial

The contribution from the Personal and Commercial segment was $256 million in the first quarter of 2010, a $10 million or 4% increase from the same quarter of 2009. Net income rose 2% to stand at $139 million for the quarter. The segment's total revenues advanced $24 million to reach $593 million, and net interest income advanced $16 million to total $372 million for the quarter. This growth came from a solid increase in loan volumes, especially consumer loans, and was tempered by a narrowing of the net interest margin, which was 2.52% in the first quarter of 2010 compared to 2.59% in the same quarter last year. The decrease was mainly due to a lower spread on deposits. Nonetheless, the net interest margin was up from the previous quarter, when it was 2.46%.

Total revenues at Personal Banking were $405 million, a $26 million increase arising mainly from higher loan and deposit volumes, partly offset by a narrowing of net interest margins. The reduced net interest margin on deposits was partly offset by a wider net interest margin on credit cards. Growth in other income resulted mainly from fees collected on loan prepayments and trailer commissions related to wealth management products. Total revenues at Commercial Banking decreased by $2 million, mainly due to lower foreign exchange revenues tempered by higher loan and acceptance fees.

Operating expenses for the Personal and Commercial segment stood at $337 million in the first quarter of 2010, up $14 million from the same quarter of 2009, mainly due to substantial investments in sales force improvements, in particular branch hirings. The efficiency ratio, at 57% for the first quarter of 2010, nevertheless remained unchanged from the same quarter last year. The segment's provision for credit losses stood at $54 million, a $9 million increase due mainly to higher credit losses on personal loans and credit card receivables.

Wealth Management

Net income for the Wealth Management segment totalled $23 million in the first quarter of 2010, down $8 million from $31 million in the same quarter of 2009. Total revenues were $193 million compared to $195 million in the same year-earlier quarter, mainly due to a lower net interest margin on deposits, partly offset by revenues generated from an increase in assets under management and administration. Excluding net interest income, other revenues were up $11 million or 7%, mostly as a result of robust brokerage activities and mutual fund revenues. First quarter operating expenses increased $9 million to stand at $155 million. The increase recorded in salaries, variable compensation and professional fees is explained by the growth in securities brokerage commission revenues as brokerage activity rebounded.

Financial Markets

The Financial Markets segment posted net income of $144 million in the first quarter of 2010, up $70 million from the same quarter of 2009. Total revenues for the segment stood at $366 million compared to $258 million in the same quarter last year. Including non-controlling interest, first quarter revenues totalled $371 million compared to $269 million for the same quarter of 2009. Trading activity revenues on a taxable equivalent basis were $150 million for the quarter, up $16 million from the same year-earlier quarter, mainly due to higher revenues from equity securities and fixed-income securities offset by lower revenues from commodity and foreign exchange contracts. Revenues from all other activities were up compared to the same quarter of 2009, when difficult conditions prevailed on the financial markets. The growth in *Other* revenues came from an increase in the revenues of Credigy Ltd. and from asset and liability management, partly offset by a lower contribution from Maple Financial Group Inc. Operating expenses for the quarter stood at $160 million, a slight $3 million decline from the first quarter of 2009 due to strict cost control. For the first quarter of 2010, the segment recorded a provision for credit losses of $5 million, up $1 million year over year.

Financial Market Revenues
(taxable equivalent basis[1])
(millions of dollars)

	Q1 2010	Q1 2009
Trading activity revenues		
Equity	**58**	44
Fixed income	**68**	58
Commodity and foreign exchange	**24**	32
	150	134
Financial market fees	**59**	55
Gains on available-for-sale securities, net	**35**	9
Banking services	**67**	54
Other	**60**	17
Total[2]	**371**	269

(1) Refer to Note 17 for additional information.
(2) Excluding non-controlling interest.

Other

The *Other* heading of segment results posted a net loss of $91 million in the first quarter of 2010 versus a net loss of $172 million in the same quarter of 2009. Charges related to holding ABCP were $78 million in the first quarter of 2010 and consisted mainly of a $75 million administrative penalty. The 2009 results included $184 million in after-tax ABCP-related charges consisting of the following: a $129 million net loss on available-for-sale securities, $41 million in interest income resulting from the restructuring plan, and $10 million for financing costs, professional fees, and a loss on economic hedge transaction. Furthermore, in the first quarter of 2009, an $86 million net loss related to commitments to extend credit to clients holding ABCP had been recorded. Besides ABCP-related items, a $25 million reversal of a provision for income tax contingencies was recorded in the first quarter of 2010. Excluding specified items, the net loss of the *Other* heading for the first quarter of 2010 was $38 million compared to a net gain of $12 million for the first quarter of 2009. The difference owes mainly to the decrease in revenues from securitization activities.

Cash Flows

Due to the very nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movements that can impact several asset and liability items such as held-for-trading securities, securities sold short, or securities sold under repurchase agreements.

For the first quarter of 2010, cash and cash equivalents increased $1.5 billion compared to a $2.1 billion decrease in the same quarter of 2009. As at January 31, 2010, cash and cash equivalents totalled $3.7 billion versus $1.4 billion a year earlier.

Operating activities in the first quarter required $1.0 billion in cash due to a $0.4 billion change in other items and to a $0.4 billion decrease in amounts due to clients, dealers and brokers. During the same quarter of 2009, operating activities required $1.8 billion in cash due mainly to a $2.7 billion increase in held-for-trading securities offset by a $0.5 billion increase in amounts due to clients, dealers and brokers.

Financing activities in the first quarter of 2010 generated cash inflows of $3.4 billion due to a $1.7 billion increase in obligations related to securities sold short, a $0.8 billion increase in securities sold under repurchase agreements, and a $0.7 billion increase in deposits. During the same quarter of 2009, financing activities generated cash inflows of $6.2 billion due to a $3.6 billion increase in deposits and a $2.5 billion increase in securities sold under repurchase agreements.

Lastly, investing activities required $0.9 billion in cash during the first quarter of 2010 due to a $1.5 billion increase in available-for-sale securities and a $3.4 billion increase in loans offset by a $2.9 billion decrease in securities purchased under reverse repurchase agreements and $1.2 billion in proceeds from securitization of new assets and other transfers of receivables. During the same quarter of 2009, investing activities required $6.5 billion in cash due to a $5.0 billion increase in available-for-sale securities, a $1.4 billion increase in loans, and a $0.9 billion increase in securities purchased under reverse repurchase agreements offset by $1.2 billion in proceeds from securitization of new assets and other transfers of receivables.

Balance Sheet

As at January 31, 2010, the Bank had total assets of $134.1 billion compared to $132.1 billion as at October 31, 2009. Loan and acceptance balances increased $1.7 billion despite an increase in securitized loans. In addition, cash, deposits with financial institutions, securities, and securities purchased under reverse repurchase agreements were entirely unchanged from October 31. The table below presents the main portfolios:

Average Monthly Volumes
(millions of dollars)

	January 2010	October 2009	January 2009
Loans and acceptances[1]			
Residential mortgages	**23,619**	23,310	23,147
Consumer loans	**17,387**	16,976	15,169
Credit card receivables	**1,971**	1,950	1,948
SME loans	**16,216**	15,815	15,084
Corporate loans	**6,676**	7,016	7,710
	65,869	65,067	63,058
Personal savings (balance)			
Deposits	**34,093**	34,609	34,676
Full-service brokerage	**57,820**	54,620	46,103
Mutual funds	**12,208**	11,864	10,285
Other	**5,126**	5,365	4,984
	75,154	71,849	61,372
Business deposits	**13,615**	13,545	15,857

(1) Including securitized assets.

As at January 31, 2010, consumer loans totalled $17.4 billion, rising 2% since October 31, 2009, with the increase owing mainly to secured home equity lines of credit. SME loans increased $0.4 billion or 3% since October 31, 2009 to stand at $16.2 billion as at January 31, 2010. Corporate loans were down 5% since the start of the fiscal year.

Loan and acceptance volumes increased $2.8 billion or 4% since January 31, 2009, totalling $65.9 billion as at January 31, 2010. This increase came mainly from growth in consumer loans, which rose 15% since January 31, 2009 to total $17.4 billion owing to higher volumes of secured home equity lines of credit. SME loans also contributed to this increase, as volumes reached $16.2 billion as at January 31, 2010, up $1.1 billion or 8% from a year earlier. Corporate loans decreased 13% since January 31, 2009 to stand at $6.7 billion as at January 31, 2010. At $23.6 billion as at January 31, 2010, residential mortgage loan volumes posted a slight 2% increase from a year ago.

At $34.1 billion as at January 31, 2010, personal deposits were down $0.5 billion or 1% since October 31, 2009. Off-balance sheet personal savings administered by the Bank totalled $75.2 billion at the end of the first quarter of 2010, up 5% since October 31, 2009. Business deposits remained relatively stable since October 31, 2009, amounting to $13.6 billion as at January 31, 2010.

Since last year, personal deposits decreased $0.6 billion or 2%, while off-balance sheet personal savings administered by the Bank increased $13.8 billion or 22%. This increase came mainly from the increase in fair value of assets under management and administration. Lastly, business deposits were down from a year ago.

As at January 31, 2010, the Bank's shareholders' equity was $6.7 billion compared to $6.5 billion as at October 31, 2009. This increase is explained by net income less dividends and by the reinvestment of dividends into common shares. Moreover, accumulated other comprehensive income amounted to $179 million as at January 31, 2010 versus $96 million as at October 31, 2009. This change is primarily attributable to unrealized gains on available-for-sale securities.

Shares and Stock Options as at January 31, 2010

	Number of shares	$ million
First Preferred Shares		
Series 15	8,000,000	200
Series 16	8,000,000	200
Series 20	6,900,000	173
Series 21	8,050,000	201
Series 24	6,800,000	170
Series 26	5,800,000	145
	43,550,000	1,089
Common shares	161,809,876(1)	1,766
Stock options	9,433,523(1)	

(1) As at February 19, 2010, there were 161,827,365 common shares and 9,433,373 stock options outstanding.

Master Asset Vehicles

As at January 31, 2010, the face value of the restructured asset-backed commercial paper (ABCP) held by the Bank was $1,948 million ($1,954 million as at October 31, 2009), of which $1,694 million was designated as *Held-for-trading securities* under the fair value option and an amount of $254 million was classified in *Available-for-sale securities* ($1,685 million designated as *Held-for-trading securities* and $269 million classified in *Available-for-sale securities* as at October 31, 2009). The table below provides a breakdown of the face value of the restructured ABCP, mostly restructured as Master Asset Vehicles (MAV) notes:

(millions of dollars)	As at January 31, 2010	As at October 31, 2009
MAV I		
Class A-1	603	604
Class A-2	553	553
Class B	94	94
Class C	39	39
IA tracking notes for ineligible assets	76	77
Total MAV I	1,365	1,367
MAV II		
Class A-1	105	98
Class A-2	83	79
Class B	15	14
Class C	6	6
IA tracking notes for ineligible assets	11	11
Total MAV II	220	208
MAV III		
TA tracking notes for traditional assets	76	85
IA tracking notes for ineligible assets	143	148
Total MAV III	219	233
ABCP not included in the Pan-Canadian restructuring plan	144	146
Total	1,948	1,954

In connection with the restructuring plan, the Bank committed to contribute $911 million to the margin funding facilities. As at January 31, 2010, no amount had been advanced by the Bank. The key parties to the restructuring also agreed to include a moratorium of 18 months following the closure, i.e., January 21, 2009, during which time margin calls will not occur.

Establishing fair value

To determine the value of the restructured ABCP it is holding, the Bank has established ranges of estimated fair value. The carrying value of the notes held by the Bank in an investment portfolio as at January 31, 2010, designated as *Held-for-trading securities*, was $1,151 million, and $65 million was classified in *Available-for-sale securities* ($1,147 million designated as *Held-for-trading securities* and $78 million classified in *Available-for-sale securities* as at October 31, 2009). The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. The table below provides a breakdown of the carrying value of restructured ABCP held:

(millions of dollars)

	As at January 31, 2010	As at October 31, 2009
MAV I and MAV II	**1,116**	1,109
MAV III	**58**	72
ABCP not included in the Pan-Canadian restructuring plan	**42**	44
Carrying value of the notes	**1,216**	1,225
Margin funding facilities	**(61)**	(63)
Total	**1,155**	1,162

Since the carrying value of the restructured ABCP held by the Bank as at January 31, 2010 was within the range of the estimated fair value as at October 31, 2009, no change was made to the carrying value during the first quarter of 2010.

The MAV I Class A-1 and Class A-2 notes and the MAV II Class A-1 notes have an assigned "A" rating. MAV II Class A-2 notes are rated BBB (low). On February 9, 2010, the rating "under review with negative implications" was removed on both MAV I and MAV II Class A-2 notes.

The Bank's valuation was based on its assessment of the conditions prevailing as at January 31, 2010, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are observable discount rates and the credit ratings of the notes. The sensitivities of these assumptions on fair value as at January 31, 2010 are as follows:

- A 10-basis-point change in the discount rate would result in a $9 million decrease or increase in the fair value;
- A decrease in the credit rating of one letter grade would result in a decrease in the fair value between a range of $60 million to $80 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $50 million to $65 million.

Determining the fair value of the restructured ABCP notes is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a significant impact on the future value include (1) changes in the value of the underlying assets, (2) changes regarding the liquidity of the market for the restructured ABCP notes which are not traded on an active market, and (3) the impacts of a marked and prolonged economic slowdown in North America.

Credit facilities to clients holding MAV notes

As at January 31, 2010, credit facilities outstanding provided to clients holding MAV notes stood at $345 million ($285 million as at October 31, 2009) and the allowance for credit losses was $150 million ($148 million as at October 31, 2009). In total, the collateral related to the credit facilities offered to clients is estimated as follows:

(millions of dollars)

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets[1]	Credit facilities related to other notes included in the restructuring plan[2]
MAV II			
Class A-1	412	–	316
Class A-2	399	–	302
Class B	72	–	55
Class C	27	–	21
IA tracking notes for ineligible assets	130	94	–
Total MAV II	1,040	94	694
MAV III			
TA tracking notes for traditional assets	39	–	23
IA tracking notes for ineligible assets	150	123	–
Total MAV III	189	123	23
Total	1,229	217	717

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes, less repayment of their capital.
(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes, less repayment of their capital.

Regulatory investigation

On December 21, 2009, the Bank's securities dealer subsidiary, National Bank Financial (NBF), agreed to a settlement of $75 million with the Autorité des marchés financiers du Québec (AMF). This agreement is one of a series of agreements concluded between securities regulators and financial institutions involved in Third Party ABCP in 2007. The settlement amount was recorded as a charge in *Operating expenses – Other* in the Consolidated Statement of Income for the first quarter of fiscal 2010.

An administrative penalty of $70 million, plus $1 million in investigation costs, was paid to the AMF. As part of its communication programs, the Bank has also agreed to invest $4 million in a financial education campaign for the benefit of public investors over the next 2 years. This program is a complement to the AMF's own efforts at investor education.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that, under Canadian generally accepted accounting principles (GAAP), are not required to be recorded on the Consolidated Balance Sheet or are recorded at amounts other than their notional or contractual values. These arrangements include, among others, assets under administration and assets under management, arrangements with variable interest entities (VIEs), derivative financial instruments, issuances of letters of guarantee and credit agreements. A complete analysis of these types of arrangements, including their nature, business purpose and importance is provided on pages 44 to 47 of the 2009 Annual Report. In addition, information on the VIEs in which the Bank holds a significant variable interest but is not the primary beneficiary as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15) is provided in Note 13 to the 2009 audited consolidated financial statements. For more information on the guarantees and a description of obligations under certain indemnification agreements, refer to Note 28 to the 2009 audited consolidated financial statements and Note 11 for securitization activities.

During the first quarter of 2010, aside from the new securitization activities described in Note 8 to the unaudited interim consolidated financial statements, the Bank did not enter into any significant arrangements with VIEs that are not consolidated by the Bank.

Additional Disclosure – Financial Stability Board

The Superintendent of Financial Institutions has asked Canadian banks to apply certain recommendations published in April 2008 in the report of the Financial Stability Board. The recommendations were issued to enhance transparency and valuation with respect to certain exposures, in particular special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $109 million as at January 31, 2010 ($110 million as at October 31, 2009).

Credit derivative positions in collateralized debt obligations are provided in the following table. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Credit Derivative Positions (notional amounts)
As at January 31, 2010
(millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	*Protection* sold	*Protection* purchased	*Protection* sold
Credit default swaps				
Indices and single names	**149**	**63**	**9,454**	**8,456**
Tranches on indices	**–**	**–**	**1,112**	**1,123**
Collateralized debt obligations	**–**	**–**	**32**	**32**
Total return swap	**455**	**–**	**1**	**22**

As at October 31, 2009
(millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	*Protection* sold	*Protection* purchased	*Protection* sold
Credit default swaps				
Indices and single names	131	64	9,370	8,056
Tranches on indices	–	–	1,165	1,176
Collateralized debt obligations	–	–	32	32
Total return swap	531	–	–	21

(1) Protection sold is solely for the purpose of reducing protection purchased.

Leveraged finance loans are defined by the Bank as loans granted to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example, to make an acquisition, complete a buy-out or repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at January 31, 2010, total commitments for this type of loan stood at $392 million ($300 million as at October 31, 2009).

Details about other exposures are provided in the following table on special purpose entities.

Special Purpose Entities

Special purpose entities are not operating entities; generally they do not have any employees and may include variable interest entities (VIEs) as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with certain entities.

As at January 31, 2010
(millions of dollars)

	Notes	Bank's exposure		
		Investments and other assets	Undrawn liquidity, margin funding facilities and others	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has a significant variable interest				
Securitization entity for the Bank's credit card receivables (qualifying special purpose entity)	1	57	N/A	1,673
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	1	496	503
Other asset-backed commercial paper conduits	3	1,216	911	–
NBC Capital Trust	4	2	N/A	209
Private capital funds and investments	5	151	N/A	1,562
		1,427		3,947
CONSOLIDATED SPECIAL PURPOSE ENTITIES	6			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	7	923	N/A	1,331
Mutual funds	8	207	N/A	241
Building	9	91	N/A	91
Private investments	10	4	N/A	44
Other				
NBC Asset Trust	11	300	N/A	1,059
		1,525		2,766
Total		2,952		6,713

N/A – Not applicable

(1) The Bank's exposure represents the retained rights relating to future excess interest as well as certain securities issued by the entity and acquired by the Bank.
(2) The main underlying assets are residential and commercial mortgages, car leases, car loans and other receivables. The assets are located in Canada. As at January 31, 2010, the notional committed amount of the global-style liquidity facility totalled $497 million, representing the total amount of commercial paper outstanding. The Bank also provides a series-wide credit enhancement facility that is limited to certain asset classes for a notional committed amount of $30 million. The maximum exposure to loss cannot exceed the amount of commercial paper outstanding. As at January 31, 2010, the Bank held $1 million of the commercial paper and, consequently, the maximum potential amount of future payments as at January 31, 2010 is limited to $496 million.
(3) Refer to the *Master Asset Vehicles* section on pages 9 and 10 of Management's Discussion and Analysis. The total amount of commercial paper outstanding totalled $29 billion as at January 31, 2010.
(4) Refer to Note 17 to the 2009 audited consolidated financial statements.
(5) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.
(6) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(7) The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.
(8) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(9) The underlying asset is a building located in Canada.
(10) The investments are presented on an equity basis.
(11) Refer to Note 21 to the 2009 audited consolidated financial statements. The average maturity of the underlying assets is three years.

Risk Management

The Bank aims to maintain its financial performance by continuing to ensure prudent management and a sound balance between return and the risks assumed. The Bank views risk as an inherent part of its development and the diversification of its activities.

In order to manage the financial and credit crisis that marked 2009, the Bank is taking additional steps to more closely monitor its liquidities and funding. The Bank has heightened control over its exposure to counterparty risk with certain U.S. and international entities most affected by the crisis by taking an overall prudent approach when extending credit facilities. Management of the credit portfolio also involves more frequent monitoring and updates. Additional information is provided in the "Risk Management" section on pages 55 to 63 of the 2009 Annual Report as well as Note 5 to the consolidated financial statements, which covers financial instrument risk management, on pages 100 to 112 of the 2009 Annual Report.

Risk management information is also provided in the following table and in Note 7 to the unaudited interim consolidated financial statements, which covers loans.

Maximum Credit Risk Exposure
As at January 31, 2010
(millions of dollars)

	Maximum exposure to credit risk under the Basel asset categories					
	Drawn[1]	Undrawn commitments[2]	Repo-style transactions[3]	OTC derivatives	Other off-balance sheet items[4]	Total
Retail						
Residential mortgages	21,362	4,036	–	–	–	25,398
Qualifying revolving retail	2,702	3,157	–	–	–	5,859
Other retail	9,906	1,078	–	–	19	11,003
Total retail	33,970	8,271	–	–	19	42,260
Non-retail						–
Corporate	21,580	8,000	2,034	–	1,673	33,287
Sovereign	14,743	1,695	9,381	6	84	25,909
Bank	3,277	15	23,816	136	458	27,702
Total non-retail	39,600	9,710	35,231	142	2,215	86,898
Trading portfolio	–	–	–	6,051	–	6,051
Securitization	1,392	–	–	–	1,264	2,656
Total – credit risk	74,962	17,981	35,231	6,193	3,498	137,865
Standardized Approach	25,531	2,818	11,415	2,198	368	42,330
AIRB Approach	49,431	15,163	23,816	3,995	3,130	95,535
	74,962	17,981	35,231	6,193	3,498	137,865

(1) The amounts drawn represent certain deposits with financial institutions, available-for-sale securities except equity securities, gross loans, customers' liability under acceptances and certain other assets.
(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans and acceptances.
(3) Represents securities purchased under reverse repurchase agreements and sold under repurchase agreements.
(4) Letters of guarantee and credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

Market risk is intrinsically interlinked with participation in financial market activities, in particular trading and investing activities and managing assets and liabilities. The table below illustrates the VaR distribution of trading portfolios by risk category as well as the diversification effect. The following table presents the potential pre-tax impact of an immediate and sustained 100-basis-point increase or decrease on net interest income and on the economic value of shareholders' equity of non-trading portfolios, assuming no further hedging is undertaken, and excludes the prepayment option inherent in fixed-rate mortgage loans.

Global VaR by Risk Category[1]

Quarter ended				January 31, 2010	October 31, 2009
	Low	High	Average	Period end	Period end
Interest rate	(5.4)	(8.9)	(6.6)	(5.4)	(6.6)
Foreign exchange	(0.4)	(3.1)	(1.5)	(1.8)	(1.6)
Equity	(3.0)	(8.2)	(4.4)	(3.1)	(3.1)
Commodity	(0.4)	(1.6)	(1.1)	(0.9)	(1.6)
Correlation effect[2]	n.s.	n.s.	7.5	6.2	7.3
Global VaR	(4.9)	(8.2)	(6.1)	(5.0)	(5.6)

n.s. – Computation of a correlation effect for the high and low is not significant, as highs and lows may occur on different days and be attributable to different types of risk.

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risks.

Interest Rate Sensitivity – Non-Trading Activities
(before tax) (millions of dollars)

As at January 31	2010	2009
100-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	17	(9)
Impact on shareholders' equity	(116)	(81)
100-basis-point decrease in the interest rate		
Impact on net interest income (for the next 12 months)	(3)	(5)
Impact on shareholders' equity	134	35

Daily Trading Revenues[1]
Daily trading revenues were positive on more than 97% of the days in the quarter ended January 31, 2010. Net daily trading losses in excess of $1 million were not recorded on any day, and none of these losses exceeded the VaR limit.

Quarter ended January 31, 2010
(millions of dollars)


Trading Revenues
VaR
15
10
5
0
(5)
(10)
(15)
Nov. 1, 09
Nov. 30, 09
Dec. 31, 09
Jan. 31, 10

(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Readers are referred to Note 1 of the 2009 audited annual consolidated financial statements to obtain more information on the significant accounting policies used to prepare the consolidated financial statements. Some of these accounting policies are considered critical given their importance to the presentation of the Bank's financial position and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. The key assumptions and bases for estimates made by Management in accordance with GAAP are described in the 2009 Annual Report.

During the first quarter of 2010, there were no changes to the Bank's significant accounting policies for fiscal 2009. Information about future changes to accounting standards are presented on page 93 of the 2009 Annual Report in Note 2B to the consolidated financial statements, which covers recent accounting standards pending adoption.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS for the fiscal years beginning on or after January 1, 2011. The Bank will adopt IFRS commencing November 1, 2011 and will present its consolidated financial statements for the quarter ending January 31, 2012 in accordance with IFRS and provide comparative figures for the fiscal year beginning November 1, 2010.

To prepare for the transition to IFRS, the Bank has developed an enterprise-wide project, formed a dedicated project team, and put in place a formal governance structure. The project team regularly provides status reports to the executive committee and the steering committee, which are made up of senior levels of management from all relevant departments.

The Bank has developed a detailed project plan, assessed the resource requirements for its implementation, and continued staff training. It has already identified the main differences between existing Canadian GAAP and current IFRS. Standards likely to have a significant impact on the Bank's consolidated financial statements include standards related to financial instrument derecognition, consolidation, and staff benefits. The various transition-date optional exemptions have also been examined.

The Bank is currently assessing how adoption of IFRS will impact information technology, operations and internal controls. A strategy has been defined for the dual-accounting period.

At this time, the Bank is unable to quantify how the transition to IFRS will affect its consolidated financial statements but believes the impact could be significant. The standards in effect at the transition date, the economic environment at that time, the consolidated balance sheet amounts at that time, and the various accounting choices yet to be selected are some of the factors that will influence the impact of IFRS on the Bank.

In the periods preceding the first fiscal year in which IFRS will be adopted, the impacts of transitioning to international standards on the Bank's consolidated financial statements will be disclosed as they become known.

Disclosure of Internal Controls Over Financial Reporting

During the first quarter of 2010, no changes were made to the policies, procedures and other processes that comprise the Bank's internal control over financial reporting that had or could reasonably have a significant impact on the Bank's internal control over financial reporting.

Capital

As of November 1, 2009, the Bank has adopted the Advanced Internal Rating-Based Approach (AIRB Approach) for credit risk; before that date, it was using the Standardized Approach. For operational risk, the Bank is using the Standardized Approach and, for market risk, it continues to use the models and the Standardized Approach in accordance with the Basel II Accord.

According to the rules of the Bank for International Settlements (BIS) – Basel II – and using the AIRB Approach for credit risk, the Tier 1 capital ratio and the total capital ratio stood at 12.5% and 16.1%, respectively, as at January 31, 2010. As at October 31, 2009, using the Standardized Approach of Basel II, these same ratios were 10.7% and 14.3%, respectively. This increase in the capital ratios is largely due to the Bank's adoption of the AIRB Approach as well as to growth in retained earnings.

As at January 31, 2010, the risk-weighted assets calculated under the rules of Basel II decreased and amounted to $51.3 billion compared to $58.6 billion as at October 31, 2009.

Other information on capital is provided in the table below:

Capital Adequacy Under Basel II
(millions of dollars)

						Risk-weighted assets
					As at January 31, 2010	As at October 31, 2009(1)
	Exposure at default(2)	Standardized Approach	AIRB Approach	Other	Total	Total
Credit risk						
Retail						
Residential mortgages	25,398	21	2,203		2,224	4,326
Qualifying revolving retail	5,859	–	1,292		1,292	–
Other retail	11,003	697	4,127		4,824	7,853
Non-retail						
Corporate	33,287	9,247	14,630		23,877	26,557
Sovereign	25,909	12	–		12	–
Bank	27,702	34	1,785		1,819	1,697
Banking book equities(3)	1,128	–	1,203		1,203	1,131
Trading portfolio	6,051	285	1,599		1,884	3,635
Securitization	2,656	–	453		453	1,085
	138,993	10,296	27,292	–	37,588	46,284
Regulatory scaling factor			1,637		1,637	
Other assets				2,367	2,367	2,305
Total – credit risk	138,993	10,296	28,929	2,367	41,592	48,589
Market risk		2,752	801		3,553	3,894
Operational risk		6,196			6,196	6,124
Total risk adjusted assets	138,993	19,244	29,730	2,367	51,341	58,607
Tier 1 capital ratio					12.5%	10.7%
Total capital ratio					16.1%	14.3%

(1) As at October 31, 2009, all amounts were calculated using the Standardized Approach.
(2) Exposure at default is the expected gross exposure upon the default of an obligor. This amount is before any specific allowance or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(3) All the equities held in the banking book as at October 31, 2009 are grandfathered under Basel II and thus subject to a 100% risk-weighting until the end of 2017.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of $0.62 per common share, payable on May 1, 2010 to shareholders of record on March 25, 2010.

ADDITIONAL FINANCIAL INFORMATION

Quarterly Information

(unaudited) (millions of dollars except per share amounts)

	2010				2009			2008	2009	2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	**1,077**	1,092	1,132	1,031	876	765	1,057	887	4,131	3,637
Net income	**215**	241	303	241	69	70	286	165	854	776
Earnings per common share ($)										
Basic	**1.23**	1.40	1.79	1.41	0.36	0.37	1.73	1.01	4.96	4.69
Diluted	**1.22**	1.39	1.78	1.41	0.36	0.37	1.73	1.00	4.94	4.67
Dividends per common share ($)	**0.62**	0.62	0.62	0.62	0.62	0.62	0.62	0.62	2.48	2.48
Return on common shareholders' equity (%)	**14.3**	16.7	22.1	18.5	4.6	5.0	23.7	14.3	15.6	16.4
Total assets	**134,125**	132,138	134,589	137,935	136,989	129,332	121,931	123,608		
Impaired loans, net	**259**	223	216	175	178	169	142	134		
Per common share ($)										
Book value	**34.63**	33.43	32.51	31.88	30.54	29.70	29.44	28.76		
Stock trading range										
High	**64.62**	62.08	58.11	46.43	45.95	53.66	54.63	53.73		
Low	**56.51**	56.00	43.36	30.71	25.62	42.25	45.75	44.39		

CONSOLIDATED BALANCE SHEETS

(unaudited) (millions of dollars)

	As at January 31, 2010	As at October 31, 2009	As at January 31, 2009
ASSETS			
Cash	**1,113**	296	244
Deposits with financial institutions	**2,725**	1,932	1,610
Securities (Notes 4 and 6)			
Available-for-sale	**14,624**	13,281	17,161
Held-for-trading	**36,919**	36,952	36,529
	51,543	50,233	53,690
Securities purchased under reverse repurchase agreements	**4,750**	7,637	8,774
Loans (Notes 6, 7 and 8)			
Residential mortgage	**14,778**	14,961	14,704
Personal and credit card	**18,928**	18,313	16,361
Business and government	**21,702**	20,003	21,189
	55,408	53,277	52,254
Allowances for credit losses	**(652)**	(640)	(475)
	54,756	52,637	51,779
Other			
Customers' liability under acceptances	**5,344**	5,733	4,444
Fair value of derivative financial instruments	**7,369**	7,516	10,899
Premises and equipment	**375**	362	251
Goodwill	**745**	746	741
Intangible assets	**412**	397	388
Due from clients, dealers and brokers	**2,793**	2,578	2,258
Other assets	**2,200**	2,071	1,911
	19,238	19,403	20,892
	134,125	132,138	136,989
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**34,093**	34,609	34,676
Business and government	**34,106**	36,698	35,389
Deposit-taking institutions	**7,468**	3,638	9,285
Deposit from NBC Capital Trust	**225**	225	225
	75,892	75,170	79,575
Other			
Acceptances	**5,344**	5,733	4,444
Obligations related to securities sold short	**14,906**	13,221	16,066
Securities sold under repurchase agreements	**13,516**	12,736	9,650
Fair value of derivative financial instruments	**5,674**	5,947	9,547
Due to clients, dealers and brokers	**2,620**	3,017	2,854
Other liabilities	**6,246**	6,623	5,226
	48,306	47,277	47,787
Subordinated debentures	**2,022**	2,017	2,348
Non-controlling interest (Note 10)	**1,212**	1,197	1,314
Shareholders' equity (Notes 11 and 13)			
Preferred shares	**1,089**	1,089	1,089
Common shares	**1,766**	1,729	1,662
Contributed surplus	**46**	48	37
Retained earnings	**3,613**	3,515	3,080
Accumulated other comprehensive income	**179**	96	97
	6,693	6,477	5,965
	134,125	132,138	136,989

CONSOLIDATED STATEMENTS OF INCOME

(unaudited) (millions of dollars)

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Interest income			
Loans	**458**	447	635
Available-for-sale securities	**56**	41	143
Held-for-trading securities	**169**	161	188
Deposits with financial institutions	**1**	1	2
	684	650	968
Interest expense			
Deposits	**135**	142	325
Subordinated debentures	**23**	27	24
Other	**47**	16	131
	205	185	480
Net interest income	**479**	465	488
Other income			
Underwriting and advisory fees	**81**	81	82
Securities brokerage commissions	**61**	58	53
Deposit and payment service charges	**56**	58	57
Trading revenues (losses) (Note 3)	**(2)**	47	16
Gains (losses) on available-for-sale securities, net	**35**	20	(177)
Card service revenues	**9**	10	8
Lending fees	**39**	40	25
Insurance revenues	**30**	32	30
Revenues from acceptances, letters of credit and guarantee	**36**	36	23
Securitization revenues (Note 8)	**75**	58	98
Foreign exchange revenues	**24**	26	30
Trust services and mutual funds	**91**	88	79
Other	**63**	73	64
	598	627	388
Total revenues	**1,077**	1,092	876
Provision for credit losses	**43**	54	164
	1,034	1,038	712
Operating expenses			
Salaries and staff benefits	**406**	403	378
Occupancy	**44**	55	44
Technology	**99**	100	96
Communications	**17**	18	20
Professional fees	**52**	52	41
Other	**136**	72	66
	754	700	645
Income before income taxes (recovery) and non-controlling interest	**280**	338	67
Income taxes (recovery)	**53**	69	(7)
	227	269	74
Non-controlling interest	**12**	28	5
Net income	**215**	241	69
Dividends on preferred shares	**16**	16	12
Net income available to common shareholders	**199**	225	57
Number of common shares outstanding *(thousands)*			
Average – basic	**161,730**	161,034	159,758
Average – diluted	**163,036**	162,276	159,901
Earnings per common share *(dollars)* **(Note 15)**			
Basic	**1.23**	1.40	0.36
Diluted	**1.22**	1.39	0.36
Dividends per common share *(dollars)*	**0.62**	0.62	0.62

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Net income	215	241	69
Other comprehensive income, net of income taxes			
Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations	(20)	(11)	39
Impact of hedging net foreign currency translation gains or losses	13	(2)	(30)
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	(7)	(13)	9
Net unrealized gains (losses) on available-for-sale securities	116	56	8
Reclassification to net income of (gains) losses on available-for-sale securities	(25)	(15)	1
Net change in unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions	91	41	9
Net gains (losses) on derivative financial instruments designated as cash flow hedges	11	(4)	147
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	(12)	(15)	(6)
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	(1)	(19)	141
Total other comprehensive income, net of income taxes	83	9	159
Comprehensive income	298	250	228

INCOME TAXES – OTHER COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations	–	(2)	1
Impact of hedging net foreign currency translation gains or losses	7	–	(11)
Net unrealized gains (losses) on available-for-sale securities	47	27	2
Reclassification to net income of (gains) losses on available-for-sale securities	(11)	(6)	3
Net gains (losses) on derivative financial instruments designated as cash flow hedges	5	(7)	66
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	(5)	(7)	(3)
Total income taxes	43	5	58

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) (millions of dollars)

Quarter ended January 31	2010	2009
Preferred shares at beginning	1,089	774
Issuances of preferred shares, Series 24 and 26 (Note 11)	–	315
Preferred shares at end	1,089	1,089
Common shares at beginning	1,729	1,656
Issuances of common shares		
Dividend Reinvestment and Share Purchase Plan	29	4
Stock Option Plan	8	2
Common shares at end	1,766	1,662
Contributed surplus at beginning	48	31
Stock option expense (Note 13)	3	2
Stock options exercised	(1)	–
Other	(4)	4
Contributed surplus at end	46	37
Retained earnings at beginning	3,515	3,110
Net income	215	69
Dividends		
Preferred shares	(16)	(12)
Common shares	(101)	(99)
Share issuance expenses and others, net of income taxes	–	12
Retained earnings at end	3,613	3,080
Accumulated other comprehensive income at beginning, net of income taxes	96	(62)
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	(7)	9
Net change in unrealized gains (losses) on available-for-sale securities, net of fair value hedge transactions	91	9
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges	(1)	141
Accumulated other comprehensive income at end, net of income taxes	179	97
Shareholders' equity	6,693	5,965

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF INCOME TAXES

(unaudited) (millions of dollars)

As at January 31	2010	2009
Retained earnings	3,613	3,080
Accumulated other comprehensive income, net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	(107)	(62)
Unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions	123	(130)
Gains and losses on derivative financial instruments designated as cash flow hedges	163	289
	179	97
Total	3,792	3,177

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (millions of dollars)

Quarter ended January 31	2010	2009
Cash flows from operating activities		
Net income	215	69
Adjustments for:		
Provision for credit losses	43	164
Amortization of premises and equipment and intangible assets	31	25
Future income taxes	(7)	9
Translation adjustment on foreign currency subordinated debentures	(1)	1
Losses (gains) on sales of available-for-sale securities, net	(35)	177
Gains on asset securitizations and other transfers of receivables, net	(62)	(85)
Stock option expense	3	2
Change in interest payable	(15)	(83)
Change in interest and dividends receivable	10	69
Change in income taxes payable	(69)	(42)
Change in fair value of derivative financial instruments, net	(125)	(330)
Change in held-for-trading securities	33	(2,666)
Change in amounts due from clients, dealers and brokers	(215)	15
Change in amounts due to clients, dealers and brokers	(397)	465
Change in other items	(430)	386
	(1,021)	(1,824)
Cash flows from financing activities		
Change in deposits	722	3,553
Issuance of common shares	37	6
Issuance of preferred shares	–	315
Share issuance expenses	–	9
Dividends paid on common shares	(29)	(99)
Dividends paid on preferred shares	(16)	(12)
Change in obligations related to securities sold short	1,685	237
Change in securities sold under repurchase agreements	780	2,499
Change in other items	257	(334)
	3,436	6,174
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	(80)	(294)
Change in loans (excluding securitization)	(3,410)	(1,377)
Proceeds from securitization of new assets and other transfers of receivables	1,248	1,175
Purchases of available-for-sale securities	(7,515)	(14,358)
Sales of available-for-sale securities	6,044	9,331
Change in securities purchased under reverse repurchase agreements	2,887	(906)
Net change in premises and equipment and intangible assets	(59)	(21)
	(885)	(6,450)
Increase (decrease) in cash and cash equivalents	1,530	(2,100)
Cash and cash equivalents at beginning	2,170	3,466
Cash and cash equivalents at end	3,700	1,366
Cash and cash equivalents		
Cash	1,113	244
Deposits with financial institutions	2,725	1,610
Less: Amount pledged as collateral	(138)	(488)
	3,700	1,366
Supplementary information		
Interest paid	220	563
Income taxes paid	172	63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2009. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2010.

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2009. Under Canadian GAAP, additional disclosures are required in annual financial statements and therefore these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the year ended October 31, 2009, which are presented on pages 78 to 156 of the 2009 Annual Report.

NOTE 2

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the financial instruments as at January 31, 2010, recognized at fair value in the Consolidated Balance Sheet on a recurring basis, classified using the fair value hierarchy described in Note 4 to the consolidated financial statements of the 2009 Annual Report.

	Level 1	Level 2	Level 3	Total financial assets/financial liabilities at fair value
Financial assets				
Cash	1,113	–	–	1,113
Securities				
Available-for-sale	5,521	8,606	100	14,227
Held-for-trading	23,420	12,241	1,258	36,919
Loans	–	–	(139)	(139)
Other assets				
Fair value of derivative financial instruments	316	7,020	33	7,369
Total financial assets	30,370	27,867	1,252	59,489
Financial liabilities				
Deposits				
Business and government	–	716	21	737
Other liabilities				
Obligations related to securities sold short	10,120	4,786	–	14,906
Securities sold under repurchase agreements	–	2,599	–	2,599
Fair value of derivative financial instruments	238	5,412	24	5,674
Total financial liabilities	10,358	13,513	45	23,916

NOTE 3

TRADING ACTIVITY REVENUES

Trading activity revenues comprise net interest income from trading activities, trading revenues recognized in *Other income* and the impact of non-controlling interest. Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities. Other income comprises the realized and unrealized gains and losses on held-for-trading securities, income from derivative financial instruments held-for-trading purposes, and the change in fair value of financial instruments designated as held-for-trading. The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Net interest income	111	96	84
Other income	(2)	47	16
Non-controlling interest	5	(12)	11
Total	114	131	111

(unaudited) (millions of dollars)

NOTE 4

AVAILABLE-FOR-SALE SECURITIES

As at January 31, 2010

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	9,343	60	–	9,403
Provinces	2,516	45	(7)	2,554
Municipalities or school boards	300	11	–	311
U.S. Treasury and other U.S. agencies	370	–	–	370
Other debt securities	846	17	(7)	856
Equity securities	1,054	126	(50)	1,130
Total available-for-sale securities	**14,429**	**259**	**(64)**	**14,624**

As at October 31, 2009

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	8,973	69	(28)	9,014
Provinces	1,853	58	(35)	1,876
Municipalities or school boards	267	16	(9)	274
U.S. Treasury and other U.S. agencies	92	–	–	92
Other debt securities	937	49	(39)	947
Equity securities	1,091	53	(66)	1,078
Total available-for-sale securities	13,213	245	(177)	13,281

Gross Unrealized Losses
Securities classified as available-for-sale are evaluated periodically to determine whether there is objective evidence of impairment. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at January 31, 2010, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

Impairment Charges
During the quarter ended January 31, 2010, a $1 million impairment charge relating to a decline in value of available-for-sale securities, which the Bank considered as other than temporary, was recognized in *Gains (losses) on available-for-sale securities* in the Consolidated Statement of Income.

Available-for-Sale Securities Presented at Cost
The Bank holds equity securities such as mutual fund units and other securities that are classified as available-for-sale but that must be presented at cost because they are not traded in an active market. As at January 31, 2010, these available-for-sale securities presented at cost in the Consolidated Balance Sheet totalled $397 million. Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized loss of $4 million as at January 31, 2010.

(unaudited) (millions of dollars)

NOTE 5

CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below:

As at January 31, 2010

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial Assets							
Cash	1,113	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	2,725	–	–	–
Securities							
Available-for-sale	–	–	14,624	–	–	–	–
Held-for-trading	35,768	1,151	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	4,750	–	–	–
Loans	–	–	–	54,756[1]	–	–	–
Other							
Customers' liability under acceptances	–	–	–	5,344	–	–	–
Fair value of derivative financial instruments	6,649	–	–	–	–	468	252
Due from clients, dealers and brokers	–	–	–	2,793	–	–	–
Other assets	–	–	–	354	–	–	–
Total financial assets	43,530	1,151	14,624	70,722	–	468	252
Financial Liabilities							
Deposits							
Personal	–	–	–	–	34,093	–	–
Business and government	–	668	–	–	33,438[1]	–	–
Deposit-taking institutions	–	–	–	–	7,468	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	5,344	–	–
Obligations related to securities sold short	14,906	–	–	–	–	–	–
Securities sold under repurchase agreements	–	2,599	–	–	10,917	–	–
Fair value of derivative financial instruments	5,538	–	–	–	–	60	76
Due to clients, dealers and brokers	–	–	–	–	2,620	–	–
Other liabilities	–	–	–	–	4,893	–	–
Subordinated debentures	–	–	–	–	2,022	–	–
Total financial liabilities	20,444	3,267	–	–	101,020	60	76

(1) Including embedded derivative financial instruments.

(unaudited) (millions of dollars)

NOTE 5 CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY (CONT.)

As at October 31, 2009

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial Assets							
Cash	296	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	1,932	–	–	–
Securities							
Available-for-sale	–	–	13,281	–	–	–	–
Held-for-trading	33,041	3,911	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,637	–	–	–
Loans	–	–	–	52,637[1]	–	–	–
Other							
Customers' liability under acceptances	–	–	–	5,733	–	–	–
Fair value of derivative financial instruments	6,798	–	–	–	–	449	269
Due from clients, dealers and brokers	–	–	–	2,578	–	–	–
Other assets	–	–	–	379	–	–	–
Total financial assets	40,135	3,911	13,281	70,896	–	449	269
Financial Liabilities							
Deposits							
Personal	–	–	–	–	34,609	–	–
Business and government	–	662	–	–	36,036[1]	–	–
Deposit-taking institutions	–	–	–	–	3,638	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	5,733	–	–
Obligations related to securities sold short	13,221	–	–	–	–	–	–
Securities sold under repurchase agreements	–	2,667	–	–	10,069	–	–
Fair value of derivative financial instruments	5,859	–	–	–	–	53	35
Due to clients, dealers and brokers	–	–	–	–	3,017	–	–
Other liabilities	–	–	–	–	5,004	–	–
Subordinated debentures	–	–	–	–	2,017	–	–
Total financial liabilities	19,080	3,329	–	–	100,348	53	35

(unaudited) (millions of dollars)

NOTE 6

MASTER ASSET VEHICLES

As at January 31, 2010, the face value of the restructured asset-backed commercial paper (ABCP) held by the Bank was $1,948 million ($1,954 million as at October 31, 2009), of which $1,694 million was designated as *Held-for-trading securities* under the fair value option, and an amount of $254 million was classified in *Available-for-sale securities* ($1,685 million designated as *Held-for-trading securities* and $269 million classified in *Available-for-sale securities* as at October 31, 2009). The table below provides a breakdown of the face value of the restructured ABCP, mostly restructured as Master Asset Vehicles (MAV) notes:

	As at January 31, 2010	As at October 31, 2009
MAV I		
Class A-1	**603**	604
Class A-2	**553**	553
Class B	**94**	94
Class C	**39**	39
IA tracking notes for ineligible assets	**76**	77
Total MAV I	**1,365**	1,367
MAV II		
Class A-1	**105**	98
Class A-2	**83**	79
Class B	**15**	14
Class C	**6**	6
IA tracking notes for ineligible assets	**11**	11
Total MAV II	**220**	208
MAV III		
TA tracking notes for traditional assets	**76**	85
IA tracking notes for ineligible assets	**143**	148
Total MAV III	**219**	233
ABCP not included in the Pan-Canadian restructuring plan	**144**	146
Total	**1,948**	1,954

In connection with the restructuring plan, the Bank committed to contribute $911 million to the margin funding facilities. As at January 31, 2010, no amount had been advanced by the Bank. The key parties to the restructuring also agreed to include a moratorium of 18 months following the closure, i.e., January 21, 2009, during which time margin calls will not occur.

Establishing Fair Value

To determine the value of the restructured ABCP it is holding, the Bank has established ranges of estimated fair value. The carrying value of the notes held by the Bank in an investment portfolio as at January 31, 2010, designated as *Held-for-trading securities*, was $1,151 million, and $65 million was classified in *Available-for-sale securities* ($1,147 million designated as *Held-for-trading securities* and $78 million classified in *Available-for-sale securities* as at October 31, 2009). The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. The table below provides a breakdown of the carrying value of restructured ABCP held:

	As at January 31, 2010	As at October 31, 2009
MAV I and MAV II	**1,116**	1,109
MAV III	**58**	72
ABCP not included in the Pan-Canadian restructuring plan	**42**	44
Carrying value of the notes	**1,216**	1,225
Margin funding facilities	**(61)**	(63)
Total	**1,155**	1,162

(unaudited) (millions of dollars)

NOTE 6 MASTER ASSET VEHICLES (CONT.)

Since the carrying value of the restructured ABCP held by the Bank as at January 31, 2010 was within the range of the estimated fair value as at October 31, 2009, no change was made to the carrying value during the first quarter of 2010.

The MAV I Class A-1 and Class A-2 notes and the MAV II Class A-1 notes have an assigned "A" rating. MAV II Class A-2 notes are rated BBB (low). On February 9, 2010, the rating "under review with negative implications" was removed on both MAV I and MAV II Class A-2 notes.

The Bank's valuation was based on its assessment of the conditions prevailing as at January 31, 2010, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are observable discount rates and the credit ratings of the notes. The sensitivities of these assumptions on fair value as at January 31, 2010 are as follows:

- A 10-basis-point change in the discount rate would result in a $9 million decrease or increase in the fair value;
- A decrease in the credit rating of one letter grade would result in a decrease in the fair value between a range of $60 million to $80 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $50 million to $65 million.

Determining the fair value of the restructured ABCP notes is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a significant impact on the future value include (1) changes in the value of the underlying assets, (2) changes regarding the liquidity of the market for the restructured ABCP notes which are not traded on an active market, and (3) the impacts of a marked and prolonged economic slowdown in North America.

Credit Facilities to Clients Holding MAV Notes

As at January 31, 2010, credit facilities outstanding provided to clients holding MAV notes stood at $345 million ($285 million as at October 31, 2009) and the allowance for credit losses was $150 million ($148 million as at October 31, 2009). In total, the collateral related to the credit facilities offered to clients is estimated as follows:

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets[1]	Credit facilities related to other notes included in the restructuring plan[2]
MAV II			
Class A-1	412	–	316
Class A-2	399	–	302
Class B	72	–	55
Class C	27	–	21
IA tracking notes for ineligible assets	130	94	–
Total MAV II	1,040	94	694
MAV III			
TA tracking notes for traditional assets	39	–	23
IA tracking notes for ineligible assets	150	123	–
Total MAV III	189	123	23
Total	1,229	217	717

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes, less repayment of their capital.
(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes, less repayment of their capital.

Regulatory Investigation

On December 21, 2009, the Bank's securities dealer subsidiary, National Bank Financial (NBF), agreed to a settlement of $75 million with the Autorité des marchés financiers du Québec (AMF). This agreement is one of a series of agreements concluded between securities regulators and financial institutions involved in Third Party ABCP in 2007. The settlement amount was recorded as a charge in *Operating expenses – Other* in the Consolidated Statement of Income for the first quarter of fiscal 2010.

An administrative penalty of $70 million, plus $1 million in investigation costs, was paid to the AMF. As part of its communication programs, the Bank has also agreed to invest $4 million in a financial education campaign for the benefit of public investors over the next 2 years. This program is a complement to the AMF's own efforts at investor education.

(unaudited) (millions of dollars)

NOTE 7

LOANS

CREDIT QUALITY OF LOANS

As at January 31, 2010	Residential mortgage	Personal and credit card	Business and government[1]	Total
Neither past due[2] nor impaired	**14,567**	**18,670**	**21,105**	**54,342**
Past due but not impaired	**173**	**205**	**235**	**613**
Impaired	**38**	**53**	**362**	**453**
	14,778	**18,928**	**21,702**	**55,408**
Less: Specific allowances	**3**	**26**	**165**	**194**
Subtotal	**14,775**	**18,902**	**21,537**	**55,214**
Less: General allowance[3]				**458**
Total				**54,756**

As at October 31, 2009	Residential mortgage	Personal and credit card	Business and government[1]	Total
Neither past due[2] nor impaired	14,788	18,092	19,389	52,527
Past due but not impaired	141	169	291	601
Impaired	32	52	323	407
	14,961	18,313	20,003	53,277
Less: Specific allowances	3	23	158	184
Subtotal	14,958	18,290	19,845	53,093
Less: General allowance[3]				456
Total				52,637

(1) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(2) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount for ABCP-secured loans and credit facilities.

LOANS PAST DUE BUT NOT IMPAIRED

	As at January 31, 2010			As at October 31, 2009		
	Residential mortgage	Personal and credit card	Business and government	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired						
1 month late	**71**	**77**	**109**	53	54	105
2 months late	**27**	**25**	**20**	18	23	28
3 months late and more[1]	**75**	**103**	**106**	70	92	158
Total	**173**	**205**	**235**	141	169	291

(1) Includes insured and fully secured loans for which, in the opinion of Management, there is no reasonable doubt as to the ultimate collectibility of the principal or interest. Credit card receivables are included in this category because they are written off only when payment is 180 days in arrears.

(unaudited) (millions of dollars)

NOTE 7 LOANS (CONT.)

IMPAIRED LOANS

	As at January 31, 2010			As at October 31, 2009		
	Gross	Specific allowances	Net	Gross	Specific allowances	Net
Loans						
Residential mortgage	38	3	35	32	3	29
Personal and credit card	53	26	27	52	23	29
Business and government	362	165	197	323	158	165
Total	453	194	259	407	184	223

ALLOWANCES FOR CREDIT LOSSES

Quarter ended January 31, 2010	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	3	23	158	184
Provision for credit losses	(1)	27	17	43
Write-offs	(1)	(13)	(10)	(24)
Write-offs on credit cards	–	(28)	–	(28)
Recoveries	2	17	–	19
Specific allowances at end	3	26	165	194
General allowance at beginning				456
Recoveries (Write-offs)				2
General allowance at end(1)				458
Allowances at end				652

Quarter ended January 31, 2009	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	3	14	121	138
Provision for credit losses	–	22	16	38
Write-offs	(1)	(10)	(14)	(25)
Write-offs on credit cards	–	(23)	–	(23)
Recoveries	1	15	–	16
Specific allowances at end	3	18	123	144
General allowance at beginning(2)				331
Provision for credit losses				126(3)
General allowance at end				457
Specific and general allowances at end				601
Less: Allowance for commitments to extend credit to clients holding ABCP				(126)(3)
Allowances at end				475

(1) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, except for an amount of $150 million for ABCP-secured loans and credit facilities.
(2) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, except for an amount of $23 million for ABCP-secured loans.
(3) Provisions taken for new credit facilities granted to clients holding ABCP. This general allowance was recorded in *Other Liabilities* in the Consolidated Balance Sheet.

(unaudited) (millions of dollars)

NOTE 8

TRANSFERS OF RECEIVABLES

New Securitization Activities

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities. Under a 1998 agreement, the Bank also sells credit card receivables to a trust on a revolving basis. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues*.

Securitization activities for the quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
	Insured mortgage loans	Insured mortgage loans	Insured mortgage loans
Net cash proceeds	1,171	595	1,104
Retained rights to future excess interest	58	33	83
Retained servicing liability	(7)	(3)	(7)
	1,222	625	1,180
Receivables securitized and sold	1,183	601	1,119[1]
Gain before income taxes, net of transaction fees	39	24	61
Mortgage-backed securities created and retained included in *Available-for-sale securities*	–	–	162

(1) Includes $160 million of receivables securitized in previous fiscal years.

Impact of Securitization Activities on Certain Items in the Consolidated Statement of Income

Securitization revenues for the quarter ended January 31	2010	2009	2010	2009	2010	2009	2010	2009
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortgage loans	39	61	5	5	–	–	44	66
Credit card receivables[1]	23	24	6	6	2	2	31	32
Total	62	85	11	11	2	2	75	98

(1) Revolving securitization transactions.

Key Assumptions

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during the quarter ended January 31, 2010 were as follows:

	Insured mortgage loans – Variable rate	Insured mortgage loans – Fixed rate	Credit card receivables
Weighted average term (months)	27.8	29.6	–
Payment rate (per month)	–	–	27.8 %
Prepayment rate	17.0 %	19.0 %	–
Excess spread, net of credit losses	1.1 %	2.7 %	9.9 %
Expected credit losses	–	–	5.9 %
Discount rate	0.5 %	1.6 %	17.0 %

(unaudited) (millions of dollars)

NOTE 8 TRANSFERS OF RECEIVABLE (CONT.)

Other Transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income.

Quarter ended January 31	2010	2009
Net cash proceeds	77	71
Uninsured mortgage loans sold	76	70
Gain before income taxes	1	1

NOTE 9

FINANCIAL INSTRUMENTS DESIGNATED AS HELD-FOR-TRADING

Securities

During fiscal 2009, the Bank designated the master asset vehicle notes issued after the restructuring of the third-party asset-backed commercial paper with one or more embedded derivatives as *Held-for-trading securities* under the fair value option. For additional information, refer to Note 6. As at January 31, 2010, the fair value of these notes was $1.2 billion, and no change in fair value was recorded in the Consolidated Statement of Income since implementation of the restructuring plan on January 21, 2009.

During the quarter ended January 31, 2010, the Bank did not designate any other securities under the fair value option ($0.7 billion for the quarter ended January 31, 2009). As at January 31, 2010, there were no other securities designated as held-for-trading (fair value of other securities designated as held-for-trading of $2.5 billion as at January 31, 2009). No change in fair value was recorded for the quarter ended January 31, 2010 (gain of $81 million for the quarter ended January 31, 2009 recorded in *Trading revenues (losses)* in the Consolidated Statement of Income).

Deposits

Certain deposits with one or more embedded derivatives are designated as held-for-trading under the fair value option. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet. The fair value of these deposits was $668 million as at January 31, 2010 ($593 million as at January 31, 2009). The $18 million change in fair value for the quarter ended January 31, 2010 (gain of $14 million for the quarter ended January 31, 2009) was recorded as a loss in *Trading revenues (losses)* in the Consolidated Statement of Income. The change in fair value for the quarter ended January 31, 2010 attributable to credit risk was a $5 million unrealized loss (unrealized gain of $20 million for the quarter ended January 31, 2009).

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at January 31, 2010.

Securities Sold Under Repurchase Agreements

During the quarter ended January 31, 2010, the Bank has designated securities sold under repurchase agreements as *Held-for-trading securities* with an initial cost of $258 million.

As at January 31, 2010, the total fair value of these financial instruments designated as held-for-trading was $2.6 billion. The change in fair value was negligible for the quarter ended January 31, 2010 and was recognized in *Trading revenues (losses)* in the Consolidated Statement of Income.

(unaudited) (millions of dollars)

NOTE 10

NON-CONTROLLING INTEREST

	As at January 31, 2010	As at October 31, 2009
400,000 NBC CapS II – Series 1 issued by NBC Asset Trust	400	400
350,000 NBC CapS II – Series 2 issued by NBC Asset Trust	350	350
Mutual funds consolidated in accordance with AcG-15	32	91
Other entities consolidated in accordance with AcG-15	408	337
Other	22	19
Total	1,212	1,197

NOTE 11

CAPITAL STOCK

	As at January 31, 2010		Quarter ended January 31, 2010	
	Number of shares	Shares $	Dividends $	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	3	0.3656
Series 16	8,000,000	200	2	0.3031
Series 20	6,900,000	173	3	0.3750
Series 21	8,050,000	201	3	0.3359
Series 24	6,800,000	170	3	0.4125
Series 26	5,800,000	145	2	0.4125
	43,550,000	1,089	16	
Common shares	161,809,876	1,766	101	0.6200
			117	

Issuance of Preferred Shares

On January 30, 2009, the Bank issued 4,000,000 First Preferred Shares, Series 26, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.47918 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares, Series 26. The Bank received a consideration of $141 million, net of fees of $4 million.

On January 14, 2009, the Bank issued 5,000,000 First Preferred Shares, Series 24, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.55151 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares, Series 24. The Bank received a consideration of $165 million, net of fees of $5 million.

Repurchase of Common Shares

On January 28, 2010, the Bank announced a normal course issuer bid to repurchase for cancellation up to 3,222,932 common shares over the 12-month period starting on February 1, 2010 and ending no later than January 31, 2011. The shares will be repurchased on the free market at market prices through the Toronto Stock Exchange. On February 1, 2008, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 4,700,000 common shares over the 12-month period that ended January 30, 2009. During the quarters ended January 31, 2010 and 2009, the Bank did not repurchase any common shares.

Dividend Reinvestment Plan

The Bank has a dividend reinvestment plan for common and preferred shareholders. Participation in the plan is optional. Under the terms and conditions of the plan, participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments. The common shares are issued for an amount equal to the average of the closing prices of shares traded on the Toronto Stock Exchange during the five business days immediately preceding a dividend payment date.

(unaudited) (millions of dollars)

NOTE 12

PENSION BENEFITS AND OTHER EMPLOYEE FUTURE BENEFITS

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Pension benefit expense	8	7	8
Other employee future benefit expense	2	2	2

NOTE 13

STOCK-BASED COMPENSATION

Stock Option Plan

During the quarter ended January 31, 2010, the Bank awarded 1,863,160 stock options (2,357,740 stock options during the quarter ended January 31, 2009) with a fair value of $10.96 per option ($5.65 in 2009). As at January 31, 2010, a total of 9,433,523 stock options were outstanding (8,792,946 stock options as at January 31, 2009).

The fair value of the options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions were used:

Quarter ended	January 31, 2010	January 31, 2009
Risk-free interest rate	2.85%	2.23%
Expected life of the options	6 years	6 years
Expected volatility	29.5%	41.0%
Expected dividend yield	4.1%	7.1%

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Compensation expense recorded for the stock options	3	4	2

NOTE 14

RESTRUCTURING CHARGES

The payments related to the provision for restructuring charges recorded in fiscal 2008 are presented in the following table:

Quarter ended January 31	2010	2009
Balance at beginning	10	61
Payments made during the quarter	(3)	(22)
Balance at end	7	39

NOTE 15

EARNINGS PER SHARE

Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding after taking into account the dilution effect of stock options using the treasury stock method.

Quarter ended	January 31, 2010	October 31, 2009	January 31, 2009
Basic earnings per common share			
Net income	**215**	241	69
Dividends on preferred shares	**16**	16	12
Net income available to common shareholders	**199**	225	57
Weighted average basic number of common shares outstanding (thousands)	**161,730**	161,034	159,758
Basic earnings per common share (dollars)	**1.23**	1.40	0.36
Diluted earnings per common share			
Net income available to common shareholders	**199**	225	57
Weighted average basic number of common shares outstanding (thousands)	**161,730**	161,034	159,758
Adjustment to average number of common shares (thousands)			
Stock options[1]	**1,306**	1,242	143
Weighted average diluted number of common shares outstanding (thousands)	**163,036**	162,276	159,901
Diluted earnings per common share (dollars)	**1.22**	1.39	0.36

(1) For the quarter ended January 31, 2010, the calculation of diluted earnings per share excludes 1,932,286 average options outstanding with a weighted average exercise price of $64.20 (1,968,236 average options outstanding with a weighted average exercise price of $64.20 for the quarter ended October 31, 2009 and 5,920,992 average options outstanding with a weighted average exercise price of $55.24 for the quarter ended January 31, 2009), as the exercise price of these options was greater than the average price of the Bank's common shares.

NOTE 16

CAPITAL MANAGEMENT

Regulatory Capital

As of November 1, 2009, the Bank has adopted the Advanced Internal Rating-Based Approach (AIRB Approach) for credit risk. The Superintendent of Financial Institutions considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. The Bank has maintained the ratios that satisfy these requirements as at January 31, 2010 (under the AIRB Approach) and as at January 31, 2009 (under the Standardized Approach). In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. The Bank met the assets-to-capital multiple test as at January 31, 2010 and as at January 31, 2009.

(unaudited) (millions of dollars)

NOTE 17

SEGMENT DISCLOSURES

Quarter ended January 31	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Net interest income(1)	**372**	356	**25**	38	**207**	117	**(125)**	(23)	**479**	488
Other income(1)	**221**	213	**168**	157	**159**	141	**50**	(123)	**598**	388
Total revenues	**593**	569	**193**	195	**366**	258	**(75)**	(146)	**1,077**	876
Operating expenses	**337**	323	**155**	146	**160**	163	**102**	13	**754**	645
Contribution	**256**	246	**38**	49	**206**	95	**(177)**	(159)	**323**	231
Provision for credit losses	**54**	45	**–**	–	**5**	4	**(16)**	115	**43**	164
Income (loss) before income taxes (recovery) and non-controlling interest	**202**	201	**38**	49	**201**	91	**(161)**	(274)	**280**	67
Income taxes (recovery)(1)	**63**	65	**14**	17	**60**	27	**(84)**	(116)	**53**	(7)
Non-controlling interest	**–**	–	**1**	1	**(3)**	(10)	**14**	14	**12**	5
Net income (loss)	**139**	136	**23**	31	**144**	74	**(91)**	(172)	**215**	69
Average assets	**58,513**	54,608	**888**	822	**89,587**	98,791	**(14,003)**	(12,648)	**134,985**	141,573

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, trading activities, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

(1) **Taxable Equivalent**
The accounting policies are the same as those presented in Note 1, with the exception of net interest income, other income and income taxes (recovery) of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. For all of the operating segments, net interest income was grossed up by $46 million ($24 million in 2009) and other income was negligible ($8 million in 2009). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 De La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly Report Publication Dates for Fiscal 2010
First quarter: February 25
Second quarter: May 27
Third quarter: August 26
Fourth quarter: December 2

Disclosure of First Quarter 2010 Results

Conference Call

- A conference call for analysts and institutional investors will be held on February 25, 2010 at 1:30 p.m. ET.
- Access by telephone in listen-only mode: 1-866-233-7781 or 416-340-8018.
- A recording of the conference call can be heard until March 4, 2010 by calling 1-800-408-3053 or 416-695-5800. The access code is 7824042#.

Webcast

- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are asked to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank has a dividend reinvestment and share purchase plan for Canadian holders of its common and preferred shares under which they can acquire common shares in the Bank without paying commissions or administration fees. Participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments of at least $500 per payment, up to a maximum of $5,000 per quarter.

For more information, shareholders may contact National Bank's registrar and transfer agent, Computershare Trust Company of Canada, at 1-888-838-1407. To participate in the plan, National Bank's beneficial or non-registered common shareholders must contact their financial institution or broker.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).



NATIONAL BANK
FINANCIAL GROUP

Head Office
600 De La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

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